Exhibit 99.3

4Q2009 results Stefan Krause Chief Financial Officer Analyst Meeting, 4 February 2010

1 Group results 2 Segment results Agenda Investor Relations 02/10 · 2

Highlights (1) Based on average active equity (2) Recommended (3) Total assets based on U.S. GAAP pro-forma divided by total equity per target definition Profitability Income before income taxes (FY, in EUR bn) Net income (FY, in EUR bn) Pre-tax RoE (FY, target definition)(1) Capital strength 31 Dec 2008 31 Dec 2009 5.2 5.0 15% (5.7) (3.9) (20)% 12.6% 23x 34.4 10.1% 28x 31.1 Tier 1 capital ratio Leverage ratio (target definition)(3) Tier 1 capital (in EUR bn) Core Tier 1 capital ratio Leverage reduction 7.0% 8.7% 891 1,030 Total assets (U.S. GAAP pro-forma, in EUR bn) 0.75 0.50 Dividend per share (annual, in EUR) Total assets (IFRS, in EUR bn) 1,501 2,202 (2) Investor Relations 02/10 · 3

financial transparency.

Net revenues

In EUR bn



Significant property impairment
Mark-downs
3.2
4.6
2.3
5.4
1.2
4.4
(0.9)(1)
0.5
1.0
7.2
0.0
7.9
7.2
(2)
(3)
0.1
0.2
5.5
7.5
13.6
0.6
0.9(2)
28.0(3)
1Q
2Q
3Q
4Q
2008
1Q
2Q
3Q
4Q
2009
Full year
2008
2009

(1) Includes mark-downs of EUR 0.9 bn
(2) Includes net mark-ups of EUR 319 m (mainly monolines) (3) Includes net effect of charge related to Ocala Funding LLC of approx. EUR 350 m and losses related to write-downs on specific risks in our structured credit business of approx. EUR 300 m Note: Figures may not add up due to rounding differences; prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees; these adjustments had no impact on net income but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses

Investor Relations 02/10 · 4

Deutsche Bank

Investor Relations 02/10 · 5 (CHART) (CHART) (CHART) Provision for credit losses In EUR m Note: Divisional figures do not add up due to omission of Corporate Investments; figures may not add up due to rounding differences Thereof: CIB Thereof: PCAM Related to IAS 39 reclassified assets 1,378 2008 1Q 2Q 3Q 4Q Full year 2008 2009 2009 1Q 2Q 3Q 4Q Manuell financial transparency.

PBC loan book: Delinquency ratio

At period end, 90≤x≤269 days past due(1)(2)

Small corporates
Mortgage
Consumer

Mortgage loans represent ~70% of PBC loan book



3.39%
3.31%
2.49%
2.34%
2.15%
1.90%
1.78%
1.61%
1.83%
2.21%
2.40%
2.58%
2.76%
2.71%
1.52%
1.69%
1.95%
1.99%
2.01%
1.71%
1.63%
1.55%
1.47%
1.78%
1.37%
1.45%
1.61%
1.68%
1.72%
1.71%
2003
2004
2005
2006
2007
2008
1Q09
2Q09
3Q09
4Q09

(1) Does not include loans more than 269 days past due, except for secured loans
(2) 2003 – 2007 from internal Risk Management data for main locations only; 2008 onwards based on Finance data for all locations excl. Berliner Bank and Italy business products

Investor Relations 02/10 · 6

Deutsche Bank

Investor Relations 02/10 · 7 (CHART) (CHART) 0.3 Noninterest expenses In EUR bn (CHART) 0.4 Comp ratio, in % (1) Incl. policyholder benefits and claims, impairment of goodwill and intangible assets where applicable; insurance contracts business of Abbey Life offset in revenues Note: Figures may not add up due to rounding differences; prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees; these adjustments had no impact on net income but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses Compensation and benefits General and administrative expenses Other non-comp expenses(1) 0.4 2008 1Q 2Q 3Q 4Q Full year 2008 2009 2009 1Q 2Q 3Q 4Q (0.1) 0.1 0.4 0.3 Repurchase of investm. products 200 3Q (in EUR m) Severance 62 4Q (in EUR m) Reversal of impairment DWS Scudder (291) Severance 154 (0.1) (0.2)

Compensation plan Compensation model in accordance with G20 and FSB guidelines Reviewed by key regulators (BaFin, FSA, Fed) Significant portion of compensation deferred Existing claw-back option further upgraded and significantly extended From 2010, introduction of pay mix shift: higher proportion of fixed vs. variable pay Enhancement of independent governance of all comp-related aspects Key features Deferred compensation split: 75% restricted equity, 25% restricted incentive (cash) Vesting period: 3 3/4 years (equity), 3 years (cash): no vesting in first year All deferred awards for senior executives and selected business leaders as per BaFin requirements subject to full clawback All restricted incentive awards also subject to clawback for Managing Directors globally Clawback metric is linked to future multi-year financial performance Forfeiture of all unvested deferred compensation in case of policy / regulatory breach Forfeiture also in cases of significant revenue impairment Deferred compensation Clawback option Investor Relations 02/10 · 8

Investor Relations 02/10 · 9 (CHART) Income before income taxes In EUR bn (CHART) (CHART) 2008 1Q 2Q 3Q 4Q Full year 2008 2009 2009 1Q 2Q 3Q 4Q (6.2) (5.7) (1) Annualised, based on average active equity Note: Figures may not add up due to rounding differences Pre-tax return on equity(1), in %

Investor Relations 02/10 · 10 (CHART) (CHART) (CHART) Net income In EUR bn (4.8) Effective tax rate, in % 2008 2008 2009 2009 Note: Figures may not add up due to rounding differences (3.9) 1Q 2Q 3Q 4Q Full year 1Q 2Q 3Q 4Q

Investor Relations 02/10 · 11 Capital ratios and risk-weighted assets Core Tier 1 ratio, in % Tier 1 ratio, in % RWA, in EUR bn Note: Core Tier 1 ratio = Tier 1 capital less hybrid Tier 1 capital divided by RWAs (CHART) (CHART) 12.6 (CHART) 1Q 2Q 3Q 4Q 2008 2009 1Q 2Q 3Q 4Q (43) 8.7 Target: ^10%

Investor Relations 02/10 · 12 Development of total assets In EUR bn 31 Dec 2009 30 Sep 2009 Leverage ratio(2) (CHART) (CHART) 31 Dec 2008 30 Sep 2009 31 Dec 2009 IFRS U.S. GAAP pro-forma Netting(1) (609) (1) For 30 Sep 09 incl. derivatives netting of EUR 617 bn, pending settlements / cash collateral netting of EUR 122 bn and repo netting of EUR 5 bn; for 31 Dec 09 incl. derivatives netting of EUR 533 bn, pending settlements / cash collateral netting of EUR 71 bn and repo netting of EUR 5 bn (2) Per target definition: Assets based on U.S. GAAP pro-forma; total equity adjusted for FV gains / losses on DB issued debt Note: Figures may not add up due to rounding differences (CHART) IFRS U.S. GAAP pro-forma Netting(1) (745) Target: 25x

Investor Relations 02/10 · 13 1 Group results 2 Segment results Agenda

Investor Relations 02/10 · 14 CB&S: P&L at a glance In EUR m (1) Annualised, based on average active equity Note: Prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees; these adjustments had no impact on income before income taxes but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses 4Q2009 3Q2009 4Q2008 FY2008 FY2009 financial transparency.

Sales & Trading revenues

In EUR bn


Specific item
Mark-downs
Net revenues
1.4
2.1
2.1
1.4
0.7
0.8
(4.8)(1)
1.0
4.0
0.1
3.5
0.4 (2)
3.1 (3)
0.2
1.9
(0.5)(4)
0.4
1.0
12.5
1Q
2Q
3Q
4Q
2008
1Q
2Q
3Q
4Q
2009
Full year
2008
2009

(1) Includes mark-downs of EUR 1.7 bn (2) Includes charges related to Ocala Funding LLC of approx. EUR 350 m (3) Includes net effect of losses related to write-downs on specific risks in our structured credit business of approx. EUR 300 m, offset by net mark-ups of EUR 263 m (mainly monolines) (4) Includes mark-downs of EUR 5.8 bn

Note: Figures may not add up due to rounding differences; prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees; these adjustments had no impact on income before income taxes but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses

Investor Relations 02/10 · 15

Deutsche Bank

financial transparency.

Sales & Trading debt and other products

Net revenues



In EUR bn
Specific item
Mark-downs
Net revenues
1.4
1.3
2.1
0.6
0.7
0.9
(2.7)(1)
1.0
3.8
0.1
2.6
0.4(2)
2.2(3)
0.2
1.3
1Q 2Q 3Q 4Q
2008
1Q 2Q 3Q 4Q
2009

Key features

Overall
- Accentuated slowdown in client business
- Lowest levels of volatility seen for many quarters
- Lower volumes and margins
- Lower usage of balance sheet, RWA and risk
- Monoline reserves further strengthened
- Share gains in Asia Fixed Income (Greenwich)

FX / Money Markets / Rates
- Reduced client activity, lower volatility and less liquid trading environment
- Clients locking in gains earlier than usual in Rates

Credit
- Reduced client activity
- Continued good performance after recalibration

Emerging Markets debt
- Lower flow business, activity increased after resolution of Dubai financing

Commodities
- Strong results due to volatility in underlying markets

(1) Includes mark-downs of EUR 1.7 bn
(2) Includes charges related to Ocala Funding LLC of approx. EUR 350 m (3) Includes net effect of losses related to write-downs on specific risks in our structured credit business of approx. EUR 300 m, offset by net mark-ups of EUR 263 m (mainly monolines)
Note: Prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees; these adjustments had no impact on income before income taxes but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses

Investor Relations 02/10 · 16

Deutsche Bank

Investor Relations 02/10 · 17 Sales & Trading equity Key features Net revenues (CHART) In EUR m 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2008 2009 Cash Equities Lower secondary market activity especially in December Lower direct market access commissions Prime Brokerage Stable market share Lower activity as Hedge Funds locked in portfolio gains Designated Proprietary Fewer trading opportunities Lower risk taking and reduced correlation of strategies Equity Derivatives Some pick-up in flow, stable structured books Seasonal, limited client appetite for lightly structured products Overall Reduced client activity towards year end Market share gains in Asia (Greenwich) Note: Prior periods have been adjusted retrospectively to be consistent with current presentation of certain confirmation and settlement fees; these adjustments had no impact on income before income taxes but resulted in an equal and offsetting decrease of net revenues and of noninterest expenses

Investor Relations 02/10 · 18 Origination & Advisory Advisory Origination Note: Rankings refer to Dealogic (fee pool) unless otherwise stated; figures may not add up due to rounding differences Net revenues (CHART) General Narrowed the gap to top 5 position (year-on-year) Significant market share gains in Americas in 2009 Investment Grade #2 by fees #2 in All Bonds issued in Euros and #3 in All International Bonds in FY2009 (Thomson Reuters) High Yield / Leveraged Loans Strong High Yield market activity; loan market subdued Maintained #1 High Yield position in EMEA in 4Q2009, #1 in FY2009 Advisory Market activity increasing in low volume environment Revenues up 10% - advising on significant transactions announced in 4Q2009 Key features In EUR m 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2008 2009 Equity Origination ECM market continued strong recovery Improved market share in FY2009

Investor Relations 02/10 · 19 Global Transaction Banking: P&L at a glance In EUR m (1) Annualised, based on average active equity 4Q2009 3Q2009 4Q2008 FY2008 FY2009

Investor Relations 02/10 · 20 (CHART) Global Transaction Banking Income before income taxes Key features P&L Continued impact from low interest rates across all products and regions Reduced benefit of risk-based funding Trade Finance: Continued strong underlying performance Cash Management: Robust pipeline but margin impact from new payment regulations Trust & Securities Services: Strong new business generation in Equity Services Increased loan loss provisions offset by lower non- interest expenses Special events Signing of purchase agreement of parts of ABN AMRO's Dutch commercial banking unit Closing of acquisition of Dresdner's Securities Lending business from Commerzbank In EUR m 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2008 2009

Investor Relations 02/10 · 21 Asset and Wealth Management: P&L at a glance In EUR m (1) Annualised, based on average active equity 4Q2009 3Q2009 4Q2008 FY2008 FY2009

Investor Relations 02/10 · 22 Asset Management Income before income taxes (CHART) Key features Reversal of impairment related to DWS Scudder intangible assets Portfolio / Fund Management fees improving in positive market environment Realization of performance related fees in all channels Positive impact of rightsizing and cost containment Net new money of EUR 9 bn for the quarter (850) In EUR m (1) Reflects RREEF impairments, seed coinvest impairments, money market fund injections, impairments / reversal of impairment on intangible assets, severance and Sal. Opp. acquisition related costs Specific items(1) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2008 2009 (61) (10) (233) (872) (167) (151) (15) 270 Reversal of impairment DWS Scudder 291 RREEF impairments (12) Severance (5) Sal. Opp. related costs (4)

Investor Relations 02/10 · 23 Private Wealth Management Income before income taxes (CHART) Key features In EUR m (1) Reflects ARP/S settlement, severance and Sal. Opp. acquisition related costs Specific items(1) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2008 2009 (1) (1) (61) (45) (16) (9) (9) (38) Revenue resilience, especially in the U.S. Net new money inflows of EUR 3 bn in the quarter, EUR 7 bn in FY2009 Restructuring initiatives successfully conducted (Year-on-year headcount reduction of 9%) Positive impact from risk-based funding Acquisition of Sal. Oppenheim well on track Severance (27) Sal. Opp. related costs (7) ARP/S settlement (4)

Investor Relations 02/10 · 24 Private & Business Clients: P&L at a glance In EUR m (1) Annualised, based on average active equity 4Q2009 3Q2009 4Q2008 FY2008 FY2009 financial transparency.

Private & Business Clients

Income before income taxes


In EUR m
Severance(1)
5
4
6
304
328
262
106
51
15
150
12
206
149
72
55
47
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2008
2009

Key features

Revenues:

- **Investment products:** Slight recovery in brokerage business and seasonably strong insurance revenues
- **Deposits:** Stable despite low interest rates
- **Credit products:** Moderate volume growth and lower credit related insurance revenues

Provision for credit losses:

- Further decrease, higher provisioning in Poland and Spain overcompensated by decrease in Germany

Expenses:

- Increase vs. 3Q2009 primarily driven by severance payments
- Remaining increase due to sales related year end effects and costs related to strategic efficiency projects

(1) Includes direct severance booked in business and allocations of severance booked in infrastructure

Investor Relations 02/10 · 25

Deutsche Bank

Investor Relations 02/10 · 26 (CHART) PCAM net new money flows by quarter In EUR bn 2008 1Q 2Q 3Q 4Q 2009 1Q 2Q 3Q 4Q

Investor Relations 02/10 · 27 Summary (1) Based on average active equity (2) Recommended (3) Total assets based on U.S. GAAP pro-forma divided by total equity per target definition Profitability Income before income taxes (in EUR bn) Net income (in EUR bn) Pre-tax RoE (target definition)(1) Capital strength 31 Dec 2008 31 Dec 2009 5.2 5.0 15% (5.7) (3.9) (20)% 12.6% 23x 34.4 10.1% 28x 31.1 Tier 1 capital ratio Leverage ratio (target definition)(3) Tier 1 capital (in EUR bn) Core Tier 1 capital ratio Leverage reduction 7.0% 8.7% 891 1,030 Total assets (U.S. GAAP pro-forma, in EUR bn) 0.75 0.50 Dividend per share (annual, in EUR) Total assets (IFRS, in EUR bn) 1,501 2,202 (2)

Additional information

Investor Relations 02/10 · 29 Loan book In EUR bn Note: Total incl. CI / Other; loan amounts are gross of allowances for loan losses; figures may not add up due to rounding differences (CHART) PCAM CIB (4)% 31 Mar 30 Jun 30 Sep 31 Dec 2008 IAS 39 impact on CIB loan book 34 25 CI xx 31 Mar 2009 38 30 Jun 37 Germany excl. Financial Institutions: 35 30 Sep 86 87 88 93 96 96 96 34 31 Dec 96

financial transparency.

Composition of loan book and provisions by category

In EUR bn, as of 31 Dec 2009


xx 4Q2009 provision for credit losses, in EUR m
IAS 39 reclassified assets
560
165
121
274
261
34
Low loan to value
Substantially hedged
Highly diversified
Short term / on demand
Mostly collateralised
Liquid collateral
Substantial collateral
~90% Gov't g'teed
Substantially collateralised by Gov't securities
Additional hedging mitigants
Strong underlying asset quality
High margin business
Substantial collateral / hedging
Diversified asset pools
Partially hedged
Mostly senior secured
Predominantly mortgage secured
Diversified by asset type and location
(67)
(33)
(20)
(18)
(15)
(13)
(8)
(9)
(19)
(15)
(5)
(15)
(8)
(7)
(12)
(9)
(13)
(5)
(6)
Total loan book
PBC mort-gages
Inv grade / German mid-cap
GTB
PWM
PBC small corporates
Corporate Invest-ments
Structured transactions collateralised by Govts, cash and own debt
Asset Finance (DB sponsored conduits)
PBC consumer finance
Colla-teralised / hedged structured transactions
Financing of pipeline assets
CF Leveraged Finance
CF Commercial Real Estate(1)
Other
Lower risk bucket
Moderate risk bucket
Higher risk bucket
66%
88%

(1) Includes loans from CMBS securitizations

Note: Loan amounts are gross of allowances for loan losses; figures may not add up due to rounding differences

Investor Relations 02/10 · 30

Deutsche Bank

Investor Relations 02/10 · 31 'Pro-forma' impact of IAS 39 reclassifications In EUR m (1) Net of provision for credit losses Note: At the reclassification dates, assets had a carrying value of EUR 37.9 bn; incremental RWAs were EUR 4.4 bn Figures may not add up due to rounding differences (1) FY2008 - 1Q2009 2Q2009 3Q2009 Total FY2008 - 3Q2009 4Q2009 Total FY2008 - 4Q2009

Investor Relations 02/10 · 32 (CHART) (CHART) Problem loans In EUR bn IFRS impaired loans coverage ratio(2) IFRS impaired loans(1) Problem loans not considered impaired under IFRS (1) IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status (2) Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed 31 Mar 30 Jun 30 Sep 31 Dec 2008 31 Mar 2009 30 Jun IAS 39 impact - IFRS impaired loans xx 30 Sep 0.8 0.6 1.1 2.6 2.6 2.8 31 Dec

Investor Relations 02/10 · 33 (CHART) Monoline update Substantial reduction since 1Q2009 peak ... (CHART) Tier 4 Tier 1/ Inv. grade Tier 2 Tier 3 In EUR bn as of 31 Dec 2009 .... and exposure adequately reserved (43)% In EUR bn(1) Exposure materially reduced, reserve levels remain adequate Fair value after CVA 4Q2008 3Q2009 1Q2009 2Q2009 4Q2009 (1) Excludes counterparty exposure to monoline insurers that relates to wrapped bonds Note: Tiering is an internal CRM designation (Tier 1 = strongest / Tier 4 = weakest) CVA Fair value after CVA CVA Net exposure to non-investment grade: EUR 1.1 bn

Investor Relations 02/10 · 34 Value of Level 3 assets(1) (1) IFRS netting convention applied (2) Designated at fair value through profit or loss (3) From derivative financial instruments Note: Total includes PCAM; figures may not add up due to rounding differences Asset classes In EUR bn 4Q2009 development (CHART) 30 Sep 2009 31 Dec 2009 58 Key changes: Reduction in derivative market values 30 Jun 2009 64 (9)% Financial assets(2) Financial assets AfS / Other Trading securities Positive market values(3) Other trading assets 60 Level 3 assets in % of IFRS total fair value assets 5% 5% 6%

Investor Relations 02/10 · 35 (CHART) Funding situation - Assets and liabilities Balance sheet by product, as of 31 Dec 2009, in EUR bn Assets Liabilities & Equity (1) Volumes relate to market values from derivatives, brokerage and securities related payables / receivables (mostly non-cash) - for better illustration, size of box is scaled down (2) Loans, net of allowance for loan losses incl. loans designated at fair value through P&L (FVO) of EUR 13 bn but excluding loans held in trading of EUR 22 bn which are shown under trading assets Note: Figures may not add up due to rounding differences Derivatives & settlement balances(1) Repo & other secured 1,501 1,501 Trading liabilities Short-term liabilities Non-bank deposits Long-term liabilities Equity & other Derivatives & settlement balances(1) Reverse repo & other secured Trading assets Loans(2) Other Cash & short-term deposits with banks Unfunded IFRS balance sheet items Funded IFRS balance sheet items

Investor Relations 02/10 · 36 Funding and liquidity In EUR bn Funding sources overview Liquidity position Reduced funding demand following asset reductions Conservative funding mix maintained Available cash and strategic liquidity reserve exceed net funding gap under combined idiosyncratic / market stress scenario Modest issuance plan for 2010 of EUR 19 bn (EUR 20 bn issued in 2009) (1) Other includes fiduciary, self-funding structures (e.g. X-markets), margin / Prime Brokerage cash balances (shown on a net basis) (2) Includes ABCP conduits (CHART) 31 Dec 2009 (Total: EUR 777 bn) 31 Dec 2008 (Total: EUR 857 bn) Capital markets and equity Retail Trans- action banking Other customers(1) Discre- tionary wholesale Secured funding and shorts Financing vehicles(2) Unsecured funding and equity

Investor Relations 02/10 · 37 U.S. GAAP pro-forma assets U.S. GAAP pro-forma assets Securities borrowed / reverse repos Other(1) Cash and deposits with banks Net loans Positive market values from derivatives Trading securities Reverse repos / securities borrowed Other des. at FV Financial assets at FV through P&L Brokerage & securities rel. receivables Loans des. at FV Other trading assets In EUR bn 31 Dec 2008 30 Sep 2009 (1) Incl. financial assets AfS, equity method investments, property and equipment, goodwill and other intangible assets, income tax assets and other Note: For reconciliation of U.S. GAAP pro-forma please refer to page 46; figures may not add up due to rounding differences 31 Dec 2009 Derivatives post-netting Trading assets Reverse repos / securities borrowed 235 155 226 153 247 162

Investor Relations 02/10 · 38 Tier 1 capital and RWA development 30 Sep 2009 31 Dec 2009 Note: Figures may not add up due to rounding differences Tier 1 capital RWA (CHART) 30 Sep 2009 Opera- tional risk 31 Dec 2009 (CHART) 4Q09 Net income FX effects 2009 dividend declared Equity- based comp- ensation Actuarial loss on pension plans Other Risk reduc- tions Other In EUR bn Market risk FX effects

Investor Relations 02/10 · 39 Full-time equivalents, at period end Group headcount Note: Figures may not add up due to rounding differences 31 Dec 2008 31 Mar 2009 30 Jun 2009 30 Sep 2009 31 Dec 2009 31 Dec 2009 vs. 31 Dec 2008 Total change Net of de-/ consolidation

Investor Relations 02/10 · 40 (1) With physical settlement only (2) Still restricted (3) Due to the net loss situation, potentially dilutive shares were generally not considered in the EPS calculation for 4Q08 and FY2008 Note: Figures may not add up due to rounding differences In million Number of shares for EPS calculation FY 2008 FY 2009 4Q 2009 31 Dec 2008 30 Sep 2009 31 Dec 2009 At end of period Average

Investor Relations 02/10 · 41 Invested assets(1) report In EUR bn (1) Assets held by Deutsche Bank on behalf of customers for investment purposes and / or managed by Deutsche Bank on a discretionary or advisory basis or deposited with Deutsche Bank (2) Life insurance surrender value (3) Includes adjustment of EUR (3) bn due to a reclassification of PBC products in 1Q2009; off-setting effects are included in "Securities" and "Insurance" respectively Note: Figures may not add up due to rounding differences 31 Dec 2008 31 Mar 2009 30 Jun 2009 30 Sep 2009 31 Dec 2009 Net new money FY2009 4Q2009 (3)

Investor Relations 02/10 · 42 Regional invested assets(1) - AM and PWM In EUR bn (1) Assets held by Deutsche Bank on behalf of customers for investment purposes and / or managed by Deutsche Bank on a discretionary or advisory basis or deposited with Deutsche Bank (2) Market responsibility for Austria has been moved from Germany to Europe / Latin America / Middle East from September 2008 onwards (EUR 2 bn) Note: Figures may not add up due to rounding differences (2) 31 Dec 2008 31 Mar 2009 30 Jun 2009 30 Sep 2009 31 Dec 2009 31 Dec 09 vs. 31 Dec 08

Investor Relations 02/10 · 43 Regional net new money - AM and PWM In EUR bn Note: Figures may not add up due to rounding differences 4Q2009 3Q2009 2Q2009 1Q2009 FY2008 4Q2008 FY2009 financial transparency.

Corporate Investments

Income before income taxes

In EUR m


679
275
238
1
65
377
117
(103)
1Q 2Q 3Q 4Q
2008
1Q 2Q 3Q 4Q
2009

Key features

- EUR (75) m impairment charge of CI's investment property in Cosmopolitan Resort & Casino
- Postbank equity pick-up of EUR 21 m almost completely offset by a negative mark-to-market on put / call structure

Investor Relations 02/10 · 44

Deutsche Bank

Investor Relations 02/10 · 45 VaR of CIB trading units 99%, 1 day, in EUR m Sales & Trading revenues (CHART) EUR 1.9 bn EUR (4.8) bn VaR of CIB trading units Constant VaR of CIB trading units(1) (1) Constant VaR is an approximation of how the VaR would have developed in case the impact of the market data on the current portfolio of trading risks would not have changed during the period and if VaR would not have been affected by any methodology changes during that period 2Q2009 3Q2009 4Q2008 1Q2009 4Q2009 ? 145 ? 114 ? 134 ? 141 ? 44 ? 35 ? 58 ? 45 ? 108 ? 36

Investor Relations 02/10 · 46 (1) Estimate assuming that all own debt was designated at fair value Balance sheet leverage ratio (target definition) In EUR bn 31 Dec 2009 30 Sep 2009

Investor Relations 02/10 · 47 Cautionary statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2009 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2009 Financial Data Supplement, which is accompanying this presentation and available at www.deutsche-bank.com/ir.